                            JOINT INSURANCE AGREEMENT

         THIS JOINT INSURANCE AGREEMENT, dated as of June 30, 2008, is by and among (i) the AIM Funds (the "Funds"), which Funds represent series portfolios of the Delaware statutory trusts ("Trusts") listed on Schedule A hereto and in which the Funds are respectively housed, and (ii) each of the entities ("Invesco Aim Entities") listed on Schedule A, which Invesco Aim Entities are also named as insureds under the ICI Mutual Insurance Company Investment Blanket Bond.

                                   BACKGROUND

         THIS AGREEMENT is entered into with the following background:

         A. Section 17(g) of the Investment Company Act of 1940 (the "Act") authorizes the Securities and Exchange Commission ("SEC") to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated Rule 17g-1 requiring such coverage in specified minimum amounts.

         B. The Funds have obtained and maintain the bonds and policies of insurance providing coverage against larceny and embezzlement by their officers and the employees of certain of the Invesco Aim Entities named as insureds under Schedule A hereto (the "Joint Bonds").

         C. The Board of Trustees of each Fund, by vote of a majority of its members and a majority of those members of the Board of each Fund who are not "interested persons" as defined by Section 2 (a) (19) of the Act, has given due consideration to all factors relevant to the amount, type, form, coverage and apportionment of recoveries and premiums on the Joint Bonds and has approved the form, term and amount of the Joint Bonds, the portion of the premiums payable by each Fund, and the manner in which recovery on the Joint Bonds ("Joint Bond Proceeds"), if any, shall be shared by and among the parties hereto as hereinafter set forth.

         NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

         1.       ALLOCATION OF PROCEEDS

                  a. In the event a single party suffers a loss or losses covered under the Joint Bonds, the party suffering such loss or losses shall be entitled to be indemnified up to the full amount of the Joint Bond Proceeds.

                  b. If more than one party is damaged in a single loss for which Joint Bond Proceeds are received, each such party shall receive that portion of the Joint Bond Proceeds which represents the loss sustained by that party, unless the recovery is inadequate to indemnify fully each such party. If the recovery is inadequate to indemnify fully each such party sustaining a loss, the Joint Bond Proceeds shall be allocated among such parties as set forth in
(1) through (3) of this provision 1.b below. Any party not fully indemnified for its insurable losses as a result of this allocation is hereafter referred to as an "Unindemnified Party".

                           (1) Each Trust sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of bond coverage allocated to such party specified on Schedule B hereto.

                           (2) Each Invesco Aim Entity sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or its proportionate share of the minimum amount of the aggregate bond coverage allocable to the Invesco Aim Entities, as set forth Schedule B hereto.

                           (3) The remaining portion of the Joint Bond Proceeds, if any, shall be allocated to each Unindemnified Party in the same proportion as such party's allocation of minimum bond coverage on Schedule B hereto bears to the aggregate of the minimum bond coverage amounts set forth on Schedule B for all Unindemnified Parties, provided that no party shall receive Joint Bond Proceeds in excess of its actual insurable losses.

         2.       ALLOCATION OF PREMIUMS

                  a. Each party hereto has agreed that the premiums payable with respect to the Joint Bonds ("Premiums") shall be shared (the "Sharing Arrangement") between the Funds and the Invesco Aim Entities, with the Funds paying, in the aggregate, seventy percent (70%) thereof ("Fund Premiums") and the Invesco Aim Entities paying, in the aggregate, thirty percent (30%) thereof ("Invesco Aim Premiums").

                  b. After giving effect to the Sharing Arrangement, Fund Premiums shall be further allocated among each of the Funds by calculating, on an annual basis (and, in the event any increased or additional premium is required to be paid during the year, as of the date such increased or additional premium is due), each

         Fund's proportionate share thereof, based on dividing each Fund's total net assets by the aggregate net assets of all of the Funds.

         3.       BOND COVERAGE REQUIREMENTS AND CHANGES

                  a. Each party hereto has determined that the minimum amount of fidelity bond coverage deemed appropriate to be maintained by it is as set forth opposite its name in Schedule B. Each of the Trusts represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it under Rule 17g-1 (d) (1) as of the date hereof is the amount reflected opposite its name in Schedule B. Each of the Trusts further agrees that it's Treasurer will promptly take such steps as may be necessary, from time to time, to increase its minimum coverage as set forth in Schedule B (and, if necessary, the face amount of the Joint Bonds) so that its minimum coverage as therein set forth shall at no time be less than the minimum coverage required of it under Rule 17g-l(d)(1).

                  b. The parties hereto may, from time to time hereafter, agree to modify Schedule B to reflect changes in coverage both among the Trusts and the Invesco Aim Entities, so long as the amount of the change does not result in any Trust's minimum coverage becoming less than the minimum coverage required of it under Rule 17g-1(d)(1). All references in this Agreement to "Schedule B" shall be to such Schedule as amended as of the relevant date on which premiums are to be allocated or losses are sustained.

         4.       ADDITION OF NEW FUNDS AND SERIES

         The parties to this Agreement contemplate that additional trusts, funds or other related entities permitted by Rule 17g-1 ("Additional Entities") may be added from time to time after the date of this Agreement. In the event an Additional Entity is organized, such Entity may be included as an additional party to this Agreement if the Board of Trustees of each of the Trusts (including the Additional Entity Trust if it is being added) approve such addition and establish a revised minimum allocation of bond coverage. The inclusion of an additional Trust as a party to this Agreement shall be evidenced by such Trust's execution of the Addendum to this Agreement and all references herein to the "Trust" shall include any such Additional Entity Trusts.

         5.       TERM OF AGREEMENT

         This Agreement shall apply to the present fidelity bond coverage and any renewals or replacements thereof and shall continue thereafter until terminated by any party hereto upon the giving of not less than sixty days written notice to the other parties.

         6.       DISPUTES

         Any dispute arising under this Agreement shall be submitted to arbitration in the City of Houston, Texas under the Rules of the American Arbitration Association, and the decision rendered therein shall be final and binding upon the parties hereto.

         7.       GOVERNING LAW

         This Agreement shall be governed by, and construed in accordance with the laws of the State of Texas, to the extent not inconsistent with applicable provisions of the Act and the rules and regulations promulgated thereunder by the SEC.

         IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by a duly authorized officer or representative on the date first written above.

                                    AT INVESTOR SERVICES, INC.

                                    By:      /s/ Hubbard Scott Caven, Jr.
                                        ----------------------------------------
                                    Name:    Hubbard Scott Caven, Jr.
                                          --------------------------------------
                                    Title:   President
                                          --------------------------------------


                                    INVESCO AIM ADVISORS, INC. as sole
                                    shareholder of

                                    FUND MANAGEMENT COMPANY

                                    By:      /s/ Todd L. Spillane
                                        ----------------------------------------
                                    Name:    Todd L. Spillane
                                          --------------------------------------
                                    Title:   Chief Compliance Officer
                                          --------------------------------------


                                    INVESCO AIM ADVISORS, INC.

                                    By:      /s/ Todd L. Spillane
                                        ----------------------------------------
                                    Name:    Todd L. Spillane
                                          --------------------------------------
                                    Title:   Chief Compliance Officer
                                          --------------------------------------


                                    INVESCO AIM CAPITAL MANAGEMENT, INC.

                                    By:      /s/ Todd L. Spillane
                                        ----------------------------------------
                                    Name:    Todd L. Spillane
                                          --------------------------------------
                                    Title:   Chief Compliance Officer
                                          --------------------------------------


                                    INVESCO AIM DISTRIBUTORS, INC.

                                    By:      /s/ Rebecca Starling-Klatt
                                        ----------------------------------------
                                    Name:    Rebecca Starling-Klatt
                                          --------------------------------------
                                    Title:   Chief Compliance Officer
                                          --------------------------------------


                                    INVESCO AIM INVESTMENT SERVICES, INC.

                                    By:      /s/ Rebecca Starling-Klatt
                                        ----------------------------------------
                                    Name:    Rebecca Starling-Klatt
                                          --------------------------------------
                                    Title:   Chief Compliance Officer
                                          --------------------------------------

                                    INVESCO AIM PRIVATE ASSET MANAGEMENT, INC.

                                    By:      /s/ Todd L. Spillane
                                        ----------------------------------------
                                    Name:    Todd L. Spillane
                                          --------------------------------------
                                    Title:   Chief Compliance Officer
                                          --------------------------------------


                                    INVESCO GLOBAL ASSET MANAGEMENT (N.A.), INC.

                                    By:      /s/ Todd L. Spillane
                                        ----------------------------------------
                                    Name:    Todd L. Spillane
                                          --------------------------------------
                                    Title:   Chief Compliance Officer
                                          --------------------------------------


                                    INVESCO INSTITUTIONAL (N.A.), INC.

                                    By:      /s/ Todd L. Spillane
                                        ----------------------------------------
                                    Name:    Todd L. Spillane
                                          --------------------------------------
                                    Title:   Chief Compliance Officer
                                          --------------------------------------


                                    INVESCO SENIOR SECURED MANAGEMENT, INC.

                                    By:      /s/ Todd L. Spillane
                                        ----------------------------------------
                                    Name:    Todd L. Spillane
                                          --------------------------------------
                                    Title:   Chief Compliance Officer
                                          --------------------------------------

                                    AIM FUNDS MANAGEMENT INC.

                                    By:      /s/ Graham Anderson
                                        ----------------------------------------
                                    Name:    Graham Anderson
                                          --------------------------------------
                                    Title:   Chief Investment Officer
                                          --------------------------------------

                                    INVESCO ASSET MANAGEMENT DEUTSCHLAND GMBH

                                    By:      /s/ Karl Georg Bayer
                                        ----------------------------------------
                                    Name:    Karl Georg Bayer
                                          --------------------------------------
                                    Title:   Managing Director
                                          --------------------------------------


                                    By:      /s/ Christian Puschmann
                                        ----------------------------------------
                                    Name:    Christian Puschmann
                                          --------------------------------------
                                    Title:   Managing Director
                                          --------------------------------------

                                    INVESCO ASSET MANAGEMENT (JAPAN) LIMITED

                                    By:      /s/ Masakazu Hasegawa
                                        ----------------------------------------
                                    Name:    Masakazu Hasegawa
                                          --------------------------------------
                                    Title:   Managing Director
                                          --------------------------------------

                                    INVESCO ASSET MANAGEMENT LIMITED

                                    By:      /s/ Michelle Moran
                                        ----------------------------------------
                                    Name:    Michelle Moran
                                          --------------------------------------
                                    Title:   Head of Legal for UK and Ireland
                                          --------------------------------------

                                    INVESCO AUSTRALIA LIMITED

                                    By:      /s/ Ian Coltman
                                        ----------------------------------------
                                    Name:    Ian Coltman
                                          --------------------------------------
                                    Title:   Head of Legal
                                          --------------------------------------

                                    INVESCO HONG KONG LIMITED

                                    By:      /s/ Anna Tong
                                        ----------------------------------------
                                    Name:    Anna Tong
                                          --------------------------------------
                                    Title:   Director
                                          --------------------------------------

                                    By:      /s/ Fanny Lee
                                        ----------------------------------------
                                    Name:    Fanny Lee
                                          --------------------------------------
                                    Title:   Director
                                          --------------------------------------

                                    AIM CORE ALLOCATION PORTFOLIO SERIES

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------


                                    AIM COUNSELOR SERIES TRUST

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------


                                    AIM EQUITY FUNDS

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------

                                    AIM FUNDS GROUP

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------


                                    AIM GROWTH SERIES

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------


                                    AIM INTERNATIONAL MUTUAL FUNDS

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------


                                    AIM INVESTMENT FUNDS

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------


                                    AIM INVESTMENT SECURITIES FUNDS

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------

                                    AIM SECTOR FUNDS

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------


                                    AIM TAX-EXEMPT FUNDS

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------


                                    AIM TREASURER'S SERIES TRUST

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------


                                    AIM VARIABLE INSURANCE FUNDS

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------


                                    SHORT-TERM INVESTMENTS TRUST

                                    By:      /s/ Sidney M. Dilgren
                                        ----------------------------------------
                                    Name:    Sidney M. Dilgren
                                          --------------------------------------
                                    Title:   Vice President & Treasurer
                                          --------------------------------------

                                   SCHEDULE A


INVESCO AIM ENTITIES

AIM FUNDS MANAGEMENT INC.
AT INVESTOR SERVICES, INC.
FUND MANAGEMENT COMPANY
INVESCO AIM ADVISORS, INC.
INVESCO AIM CAPITAL MANAGEMENT, INC.
INVESCO AIM DISTRIBUTORS, INC.
INVESCO AIM INVESTMENT SERVICES, INC.
INVESCO AIM PRIVATE ASSET MANAGEMENT, INC.
INVESCO ASSET MANAGEMENT DEUTSCHLAND GMBH
INVESCO ASSET MANAGEMENT (JAPAN) LIMITED
INVESCO ASSET MANAGEMENT LIMITED
INVESCO AUSTRALIA LIMITED
INVESCO GLOBAL ASSET MANAGEMENT (N.A.), INC.
INVESCO HONG KONG LIMITED
INVESCO INSTITUTIONAL (N.A.), INC.
INVESCO SENIOR SECURED MANAGEMENT, INC.

AIM FUNDS

AIM CORE ALLOCATION PORTFOLIO SERIES
AIM COUNSELOR SERIES TRUST
AIM EQUITY FUNDS
AIM FUNDS GROUP
AIM GROWTH SERIES
AIM INTERNATIONAL MUTUAL FUNDS
AIM INVESTMENT FUNDS
AIM INVESTMENT SECURITIES FUNDS
AIM SECTOR FUNDS
AIM TAX-EXEMPT FUNDS
AIM TREASURER'S SERIES TRUST
AIM VARIABLE INSURANCE FUNDS
SHORT-TERM INVESTMENTS TRUST

                                   SCHEDULE B

                      ALLOCATION OF MINIMUM BOND COVERAGE


---------------------------------------------------------------------- --------------------------------------
INSURED                                                                MINIMUM BOND COVERAGE
---------------------------------------------------------------------- --------------------------------------
INVESCO AIM ENTITIES                                                   N/A
---------------------------------------------------------------------- --------------------------------------
AIM CORE ALLOCATION PORTFOLIO SERIES                                   $225,000
---------------------------------------------------------------------- --------------------------------------
AIM COUNSELOR SERIES TRUST                                             $1,500,000
---------------------------------------------------------------------- --------------------------------------
AIM EQUITY FUNDS                                                       $2,500,000
---------------------------------------------------------------------- --------------------------------------
AIM FUNDS GROUP                                                        $2,100,000
---------------------------------------------------------------------- --------------------------------------
AIM GROWTH SERIES                                                      $2,500,000
---------------------------------------------------------------------- --------------------------------------
AIM  INTERNATIONAL MUTUAL FUNDS                                        $2,500,000
---------------------------------------------------------------------- --------------------------------------
AIM INVESTMENT FUNDS                                                   $2,100,000
---------------------------------------------------------------------- --------------------------------------
AIM INVESTMENT SECURITIES FUNDS                                        $2,500,000
---------------------------------------------------------------------- --------------------------------------
AIM SECTOR FUNDS                                                       $2,500,000
---------------------------------------------------------------------- --------------------------------------
AIM TAX-EXEMPT FUNDS                                                   $1,000,000
---------------------------------------------------------------------- --------------------------------------
AIM TREASURER'S SERIES TRUST                                           $2,500,000
---------------------------------------------------------------------- --------------------------------------
AIM VARIABLE INSURANCE FUNDS                                           $2,500,000
---------------------------------------------------------------------- --------------------------------------
SHORT-TERM INVESTMENTS TRUST                                           $2,500,000
---------------------------------------------------------------------- --------------------------------------